UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 29, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

4Q17 Results

4Q17 Results Leverage reduction to 2.41x in US$ and 2.49x in R$ Adjusted EBITDA of R$1,981 million, with a margin of 57% Cash cost down ex-downtime to R$546/t 3Q17 4Q16 Pulp Production 000 t 1,659 1,449 1,219 14% 36% 5,642 5,021 12% Adjuste d EBITDA(1) R$ million 1,981 1,256 804 58% 146% 4,952 3,742 32% Ne t Fina ncia l Re sult(2) R$ million (781) 456 (197) - - (783) 1,616 - Divide nds pa id R$ million 0 0 (2) - - (395) (306) 29% ROIC(5) 3 p.p. 3 p.p. 1 p.p. % 9.7% 6.3% 6.9% 9.7% 9.0% Gross De bt (R$) R$ million 19,299 19,051 16,153 1% 19% 19,299 16,153 19% Ne t De bt (R$) R$ million 12,331 12,238 11,435 1% 8% 12,331 11,435 8% Ne t De bt/EBITDA LTM x 2.49 3.24 3.06 -0.75 x -0.57 x 2.49 3.06 -0.57 x (1) A djusted by non-recurring and non-cash items | (2) Includes interest expenses, revenues f rom f inancial investments, mark-to-market of hedging instruments, monetary and exchange variation and others (3) Includes the hedge f air value | (4) For covenants purposes | (5) For more details p. 16 | (6) Bef ore dividend payment, expansion and logistics capex, and purchase of land (7) Calculation excludes pulp sales f rom agreement w ith Klabin 4Q17 Highlights Pulp production of 1,659 thousand tons, 14% and 36% more than in 3Q17 and 4Q16, respectively. 2017 production stood at 5,642 thousand tons. Evolution of the learning curve of the new Horizonte 2 pulp production line, with an output of 435 thousand tons in 4Q17, totaling 559 thousand tons in 2017. Pulp sales, including pulp from the Klabin agreement, totaled 1,897 thousand tons, 29% and 20% up on 3Q17 and 4Q16, respectively. 2017 sales amounted to 6,212 thousand tons. Net revenue of R$4,047 million (3Q17: R$2,844 million | 4Q16: R$2,534 million). Average net price of R$2,161/t (US$665/t) in the export market. Annual net revenue of R$11,739 million. Cash cost of R$556/t, 9% and 24% less than in 3Q17 and 4Q16, respectively (for more details, see page 7). Excluding the impact of the scheduled downtime, the cash cost was R$ 546/t, 10% and 16% lower than in 3Q17 and 4Q16, respectively. Adjusted EBITDA of R$1,981 million, 58% and 146% more than in 3Q17 and 4Q16, respectively. Annual adjusted EBITDA with margin of 49%, totaled R$4,952 million. EBITDA margin of 57% in 4Q17, excluding pulp sales from the Klabin agreement. EBITDA/t of R$1,206/t (US$371/t) in the quarter excluding sales from the Klabin agreement, 26% and 110% up on 3Q17 and 4Q16, respectively. Free cash flow before expansion capex, pulp logistics and dividends reached R$791 million, 44% and 131% higher than in 3Q17 and 4Q16, respectively. Annual free cash flow totaled R$2,025 million. Free cash flow yield of 7.7% in R$ and 7.9% in US$. Net income of R$280 million in 4Q17, versus net income of R$743 million in 3Q17 and a loss of R$92 million in 4Q16. Annual net income stood at R$1,093 million, versus R$1,664 million in 2016. Gross debt in dollars of US$5,834 million, 3% less than in 3Q17 and 18% more than in 4Q16. Cash position of R$6,968 million, or US$2,106 million, including the fair value of derivate instruments. Net debt in dollars of US$3,728 million, 4% less than in 3Q17 and 6% more than in 4Q16. Net Debt/EBITDA ratio of 2.41x in dollars (3Q17: 3.28x | 4Q16: 3.30x) and 2.49x in reais (3Q17: 3.24x | 4Q16: 3.06x). Total cost of debt in dollars, including the full swap curve of real-denominated debt, of 3.4% p.a. (3Q17: 3.5% p.a. | 4Q16: 3.6% p.a.) and average debt maturity of 60 months (3Q17: 54 months | 4Q16: 51 months). Issue of US$ 600 million in seven-year bonds in the international market, with coupon of 4.0% p.a. (Bond 2025). On November 8 and December 21, S&P and Fitch confirmed Fibria’s Investment Grade status in BBB-and upgraded its outlook from negative to stable and from stable to positive, respectively. Fibria was included in the 2018 portfolio of the B3’s Corporate Sustainability Index (ISE), in which it has been listed since its launch. Subsequent Events Payment of approximately R$900 million with higher cost of debt and raised US$170 million in Export Prepayments. Hiring of logistic operations services, to be rendered by Embraport, with an investment of R$700 million by Fibria, for the handling of pulp in the port of Santos. Camila Nogueira Camila Prieto The operating and financial information of Fibria Celulose S.A. for the fourth quarter of 2017 (4Q17) presented in this document is based on consolidated unaudited figures expressed in reais and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions. 2 Market cap – December 28, 2017: R$26.5 billion | US$8.0 billion(1) FIBR3: R$47.85 FBR: US$14.70 Total shares (common shares): 553,934,646 shares (1) Market cap in R$ converted by the Ptax Conference Call: January 30, 2017 English (simultaneous translation into Portuguese): 9:00 a.m. (US-EST) Participants in Brazil: +55 11 2188-0155 Other participants: +1-646-843-6054 Webcast: www.fibria.com.br/ir Investor Relations Guilherme Cavalcanti Roberto Costa Raimundo Guimarães ir@fibria.com.br | +55 (11) 2138-4565 Ne t De bt/EBITDA LTM (US$)(4) x 2.41 3.28 3.30 -0.87 x -0.89 x 2.41 3.30 -0.89 x Ne t De bt (US$) US$ million3,728 3,863 3,509 -4% 6% 3,728 3,509 6% Ca sh(3) R$ million6,968 6,813 4,717 2% 48% 6,968 4,717 48% Gross De bt (US$) US$ million5,834 6,013 4,956 -3% 18% 5,834 4,956 18% ROE(5) % 15.0% 7.5% 9.2% 7 p.p. 6 p.p. 15.0% 8.9% 6 p.p. Ne t Income (Loss) R$ million280 743 (92) -62% - 1,093 1,664 -34% Fre e Ca sh Flow (6) R$ million791 549 342 44% 131% 2,025 1,891 7% EBITDA ma rgin pro-forma(7) % 57% 49% 36% 8 p.p. 21 p.p. 49% 43% 6 p.p. Pulp Sa le s 000 t 1,897 1,475 1,584 29% 20% 6,212 5,504 13% Ne t Re ve nue s R$ million4,047 2,844 2,534 42% 60% 11,739 9,615 22% Ke y Figure s Unit 4Q17 3Q17 4Q16 4Q17 vs 4Q17 vs 2017 2016 2017 vs 2016

4Q17 Results Contents Executive Summary  4 Pulp Market . 5 Production and Sales . 5 Results Analysis . 6 Financial Result 9 Net Result . 11 Indebtedness 12 Capital Expenditure . 14 Free Cash Flow . 15 ROE and ROIC . 15 Capital Market  16 Sustainability  17 Subsequent Events . 17 Appendix I – Revenue x Volume x Price*. 18 Appendix II – Income Statement  19 Appendix III – Balance Sheet . 20 Appendix IV – Cash Flow  21 Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) 22 Appendix VI – Economic and Operational Data . 23 3

4Q17 Results Executive Summary Still affected by the events that occurred throughout the year, including an imbalance between supply and demand, the fourth quarter was marked by steady demand. Fibria’s sales volume reached an all-time high. The reduction in the pulp supply curve caused by the unexpected downtimes and conversions helped minimize the impact of the ramp up of the new capacities in Asia and Brazil, including the start-up of the Horizonte 2 project, thus creating a more favorable environment for the implementation of price increases by producers. The PIX/FOEX BHKP Europe price closed 4Q17 at US$979/t, after climbing US$90 in the quarter and US$326 since the beginning of the year. The Net PIX/FOEX China closed December at US$758/t, moving up US$73 in 4Q17. The favorable price scenario and higher sales volume were the main drivers of the 58% quarter-on-quarter upturn in adjusted EBITDA and the 57% EBITDA margin, excluding sales from the Klabin agreement. The quarter was also marked by a decline in the production cash cost, leverage reduction to 2.41x in dollars and the steeper-than-expected learning curve of the new Horizonte 2 pulp production line. In 4Q17, pulp production volume totaled 1,659 thousand tons, 14% and 36% up on 3Q17 and 4Q16, respectively, primarily due to the evolution of the production curve at the new Horizonte 2 line, with an output of 435 thousand tons, partially offset by a production decline of 85 thousand tons in the Aracruz unit, as previously disclosed to the market. In 2017, pulp production was 12% higher than in 2016, also mainly driven by Horizonte 2. Sales volume totaled 1,897 thousand tons, 29% up on 3Q17 and 20% higher than in 4Q16, thanks to he evolution of the production curve of Horizonte 2, supported by healthy demand, especially in Asia. Sales volume resulting from the agreement with Klabin totaled 254 thousand tons in 4Q17 (3Q17: 148 thousand tons). Pulp inventories closed the quarter at 1,045 thousand tons at 48 days. The production cash cost stood at R$556/t in 4Q17, 9% less than in 3Q17, mainly as a result of the evolution of the production curve at the new Horizonte 2 line, mostly benefitting wood costs, the higher utilities result (electricity sale) and the reduction in fixed costs, whose effects were largely offset by the impact of the maintenance downtime at the Veracel unit. The 24% year-on-year reduction in the cash cost was mainly due to the reduced impact of scheduled maintenance stoppages, lower wood costs and the higher utilities result (electricity sale), as a result of the ramp up of the new Horizonte 2 line (for more details, see page 7). Excluding the impact of the downtimes, the production cash cost fell 10% quarter-on-quarter and 16% year-on-year, to R$546/t. Inflation in the last twelve months, as measured by the IPCA consumer price index, stood at 3.0%. Adjusted EBITDA totaled R$1,981 million in 4Q17, 58% more than in 3Q17, thanks to higher sales volume, the increase in pulp prices in dollars and the appreciation of the dollar against the real. The EBITDA margin stood at 57% excluding the sale of pulp from Klabin and 49% including this effect. Compared to 4Q16, adjusted EBITDA grew 146%, mostly due to the 36% increase in the average net price in dollars and higher sales volume. Free cash flow before Horizonte 2 expansion capex, logistics projects and dividends amounted to R$791 million in 4Q17, 44% and 131% more than in 3Q17 and 4Q16, respectively, chiefly due to higher adjusted EBITDA. The 4Q17 financial result was negative by R$781 million, versus a positive R$456 million in 3Q17 and a negative R$197 million in 4Q16. The variation from 3Q17 and 4Q16 was chiefly due to the exchange rate effect on the debt position and the hedge result. Gross debt converted in dollars totaled US$5,834 million, 3% less than in 3Q17, mainly due to the early settlement of Export Prepayment contracts, also impacted by the the exchange rate depreciation (4Q17: 3.3080 | 3Q17: 3.1680). The 18% year-on-year increase was mainly caused by new funding operations that took place in the period to finance Horizonte 2, as well as ARC and bond issues, partially offset by amounts settled in the period. Fibria closed the quarter with a cash position of US$2,106 million, including the mark-to-market of derivatives and net debt of US$3,728 million, 4% less than in 3Q17 and 6% more than in 4Q16. Continuing with the deleveraging process, Fibria closed the quarter with a net debt/EBITDA ratio of 2.41x in dollars and 2.49x in reais, within the range established in the liquidity and indebtedness policy, despite disbursements totaling around US$200 million related to Horizonte 2 in the quarter. 4

4Q17 Results Fibria recorded net income of R$280 million in 4Q17, versus net income of R$743 million in 3Q17 and a loss of R$92 million in 4Q16. In the annual comparison, the Company recorded net income of R$1,093 million in 2017, versus R$1,664 million in 2016. Based on 2017 annual net income, Management will propose the distribution of R$258 million in minimum mandatory dividends, which will be resolved on by the Annual Shareholders’ Meeting, scheduled for April. Pulp Market In 2017, the pulp market was characterized by a clear imbalance between supply and demand. Demand for pulp was high in the main regions in 2017, supported by the strong performance of paper manufacturers, who increased their production volumes to meet the great demand for their products, as well as low pulp and paper inventories of Chinese paper and Coated Ivory Board producers at the beginning of the year, which remained low throughout the year. In this scenario, Fibria’s sales reached an all-time high, with 6,212 million tons of pulp sold in 2017, 13% up on 2016. In 4Q17, Fibria also recorded the highest quarterly sales volume in its history: 1,897 million tons. On the supply side, the market was surprised by a series of unscheduled production downtimes related to operational problems that occurred mostly in the second half of the year. As a result, it is estimated that around 1.2 million tons of hardwood pulp were prevented from reaching the market in 2017. This volume added to other capacity reductions, such as those resulting from conversions to other types of pulp and integration with paper machines of volumes previously destined to the market, was more than sufficient to minimize the impact of the ramp up of new capacities in Asia and Brazil, such as the start-up of Horizonte 2, leading to a decline in available pulp volume and creating a very competitive market environment. The combination of all these factors created favorable conditions for the announcement of consecutive price increases in almost all the months of the year, totaling 11 announcements throughout the year. We expect a gradual increase in supply levels in the opening months of 2018, as a result of new capacities and the return of the volume unexpectedly removed from the market in 2017. However, market fundamentals should remain balanced as global demand is expected to remain high, driven by all regions, especially China, but also Europe. The positive performance of Chinese demand will be anchored in the start-up of new paper machines, the possible closure of inefficient mills and the impact of reduced recycled paper import licenses, which should fuel demand for virgin pulp, as well as local producers’ continuing low inventories. Production and Sales Production ('000 t) 4Q17 3Q17 4Q16 2017 2016 3Q17 4Q16 2016 Dom es tic Market Pulp 184 166 146 11% 27% 662 551 20% Pulp production reached 1,659 thousand tons, 14% and 36% more than in 3Q17 and 4Q16, respectively. Annual production was 12% higher than in 2016. This increase was mainly due to the evolution of the production curve of the new Horizonte 2 line, which produced 435 thousand tons in the period, partially offset by a production decline of 85 thousand tons at the Aracruz unit. 5 Export Market Pulp 1,712 1,309 1,439 31% 19% 5,550 4,953 12% Total sales 1,897 1,475 1,584 29% 20% 6,212 5,504 13% 4Q17 vs 4Q17 vs 2017 vs Pulp 1,659 1,449 1,219 14% 36% 5,642 5,021 12% Sales Volume ('000 t)

4Q17 Results In 2017, the total production volume of the new Horizonte 2 line was 559 thousand tons. Pulp inventories closed the quarter at 1,045 thousand tons, equivalent to 48 days (3Q17: 51 days | 4Q16: 47 days). In 2017, there were scheduled stoppages at the Aracruz C mill and the Jacareí and Veracel units. The calendar for scheduled maintenance downtimes in Fibria’s mills up to 2019 is shown in the following chart: 12 months 15 months (1) Vera cel is a joint opera tion betwee n Fibria (50%) a nd Stora Ens o (50%) a nd the tota l ca pa city is 1,120 thous a nd ton/ye a r Sales volume came to 1,897 thousand tons, 29% and 20% up on 3Q17 and 4Q16, respectively, due to the start-up of the new Horizonte 2 line supported by a better demand, especially in Asia. Sales volume resulting from the agreement with Klabin totaled 254 thousand tons in 4Q17 (3Q17: 148 thousand tons). In 4Q17, net revenue from shipments to Asia accounted for 43% of the total, followed by Europe with 28%, North America with 20% and Latin America with 9%. Results Analysis Net Revenues (R$ million) 4Q17 3Q17 4Q16 2017 2016 3Q17 4Q16 2016 Export Market Pulp 3,700 2,552 2,308 45% 60% 10,621 8,620 23% Portocel 22 24 24 -7% -8% 92 89 3% Net revenue totaled R$4,047 million in 4Q17, 42% more than in 3Q17, due to the 29% growth in sales volume, the 8% increase in the average net pulp price in dollars and the 3% appreciation of the average dollar against the real. Compared to 4Q16, revenue climbed 60%, thanks to the 36% upturn in pulp prices in dollars and the 20% increase in sales volume. The cost of goods sold (COGS) moved up 31% and 21% over 3Q17 and 4Q16, respectively, due to higher sales volume as a result of the ramp up of the new Horizonte 2 line and an increase in sales volume from the agreement with Klabin. It is important to note that the reduction in the cash cost, which we will discuss in further detail below, is already benefitting our cash COGS per ton. Freight/t climbed 19% and 16% over 3Q17 and 4Q16, respectively, due to the sales mix thanks to the increase in volume sold to Asia and the effect of Horizonte 2, in turn caused by the fact that the new plant is more distant from the country’s coast than other mills (longer average distance to the port) and recorded higher-than-expected performance, which mobilized additional logistics efforts to transport new output in order to meet current strong demand. The pulp production cash cost totaled R$556/t, 9% less than in 3Q17, mainly due to i) lower wood costs, thanks to the increased volume contribution from Horizonte 2, which shortened the average radius (4Q17: 205 km | 3Q17: 260 km), also benefiting from 6 Total4,0472,8442,53442%60%11,7399,61522% Total Pulp 4,0252,8202,51043%60%11,6479,52522% 4Q17 vs4Q17 vs2017 vs Dom es tic Market Pulp 32526820221%61%1,02690513% 2019 1Q19 2Q19 3Q19 4Q19 2018 1Q18 2Q18 3Q18 4Q18 No maintenance downtime 2017 1Q17 2Q17 3Q17 4Q17 No maintenance downtime No maintenance downtime No maintenance downtime 2016 1Q16 2Q16 3Q16 4Q16 Mills - capacity Aracruz A - 590 kt Aracruz B - 830 kt Aracruz C - 920 kt Jacareí - 1.100 kt No maintenance downtime Três Lagoas L1 - 1.300 kt Três Lagoas L2 - 1.950 kt Veracel - 560(1) kt

4Q17 Results the reduction of 85 thousand tons at the Aracruz unit; ii) the higher utilities result (electricity sale), due to increased generation following the ramp up of production at Horizonte 2; iii) and higher dilution of fixed costs as a result of the Horizonte 2 effect, partially offset by the impact of the maintenance downtime at the Veracel unit. Excluding the impact of the downtime at the Veracel unit in 4Q17, the production cash cost fell 10% to R$546/t. In the year-on-year comparison, the decline in the production cash cost was caused by the reduced impact of the scheduled maintenance downtimes, the shorter average transportation radius (4Q16: 286 km), the higher utilities result (electricity sale), increased dilution of fixed costs (ramp up at Horizonte 2), partially offset by higher chemical and energy prices, as shown in the table below. Excluding the impact of the downtimes, the production cash cost fell 16% between 4Q16 and 4Q17. The share of third-party wood came to 24% (3Q17: 28% | 4Q16: 35%). These factors also largely account for the 6% of the cash cost annual reduction (2017: R$637/t | 2016: R$680/t). In 2017, the share of third-party wood totaled 29% and the average radius was 270 km. In dollars, however, the annual cash cost moved up 9% (2017: US$213/t | 2016: US$195/t). It is important to note that the average dollar depreciated 8% against the real. The Company is experiencing a period of higher non-recurring wood costs at the Aracruz unit, as mentioned to the market on other occasions. Inflation in the last twelve months, as measured by the IPCA consumer price index, stood at 3.0%. Higher results with utilities (energy sales; 4Q17: R$ 61/t | 3Q17: R$ 44/t) (16) Maintenance downtime (Veracel Unit) 10 Exchange rate 2 Higher results with utilities (energy sales; 4Q17: R$ 61/t | 4Q16: R$ 11/t) (50) Higher fixed cost dilution (Horizonte 2 ramp up) (29) Higher cost of staff (collective bargaining agreement) 4 7 Others (2) 4Q17 556 Higher price of chemicals and energy 24 Wood (lower distance from forest to mill; 4Q17: 205 km | 4Q16: 286 km) (49) Pulp Cash Cost R$/t 4Q16 727 Lower impact from maintenance downtimes (69) Others 5 4Q17 556 Other fixed costs (includes collective bargaining agreement) 7 Higher fixed cost dilution (Horizonte 2 ramp up) (16) Pulp Cash Cost R$/t 3Q17 610 Wood (lower distance from forest to mill; 4Q17: 205 km | 3Q17: 260 km) (46)

4Q17 Results Selling expenses totaled R$185 million in 4Q17, 48% up on 3Q17 and 37% more than in 4Q16, mainly due to the increase in sales volume and pulp terminal expenses to transport output from Horizonte 2, with the start-up of the Aparecida do Taboado domestic terminal and logistics efforts following higher-than-expected performance at the new mill in a high-demand environment. These factors also explain the 20% increase in selling expenses per ton over 3Q17. The selling expenses to net revenue ratio came to 5%, versus 4% in 3Q17. General and administrative expenses (G&A) totaled R$87 million, 20% and 17% up on 3Q17 and 4Q17, respectively, due mainly to higher expenses with payroll and related charges, including annual collective bargaining agreements and expenses with third-party services, mainly related to information technology. The general and administrative expenses to net revenue ratio came to 2%, versus 3% in 3Q17. General and Administrative expenses per ton fell 3% from 3Q17, resulting from synergies arising from the evolution of the production curve of Horizonte 2, and was stable compared to 4Q16. Other operating income (expenses) totaled an expense of R$118 million in 4Q17, versus an expense of R$34 million in 3Q17. The quarter-on-quarter variation was chiefly due to the impact of the reappraisal of biological assets. Compared to 4Q16, the 19% year-on-year decline was mainly caused by the reversal of provisions following the restatement of claims. Adjusted EBITDA was R$1,981 million in 4Q17, with a margin of 57% (excluding revenue from the agreement with Klabin). The 58% quarter-on-quarter upturn was caused by higher sales volume, increased pulp prices in dollars and the appreciation of the average dollar against the real, partially offset by the rise in cash COGS, following the volume impact from the new Horizonte 2 line and higher expenses with freight. Compared to 4Q16, adjusted EBITDA moved up 146%, driven by the 36% increase in the average net price in dollars and higher sales volume, in turn caused by the evolution of the ramp-up at the new Horizonte 2 line, partially offset by the rise in cash COGS. The graph below shows the main variations in the quarter: (1)Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income, tax credits, reappraisal of biological assets and recovery of contingencies. 8

4Q17 Results Financial Result (R$ million) 4Q17 3Q17 4Q16 2017 2016 3Q17 4Q16 2016 Interest on financial investments 73 83 73 342 199 -12% - 72% Financial Expenses (280) (232) (182) (967) (609) 21% 54% 59% Interest - loans and financing (foreign currency) (127) (111) (79) (455) (319) 14% 61% 43% Monetary and Exchange Variations (407) 377 (91) (277) 1,385 - 347% - Foreign Exchange Variations - Other 68 (87) (42) (44) (316) - - -86% (1) Change in the marked to market (4Q17: R$ (195) million | 3Q17: R$ 279 million | 4Q16: R$ 18 million), added to received and paid adjustments. (2) Capitalized interest due to property, plant and equipment in progress. Income from interest on financial investments came to R$73 million in 4Q17, 12% down on 3Q17 and in line with 4Q16. Although the cash position was 5% up on 3Q17 and 45% higher than in 4Q16 (excluding the mark-to-market of hedging instruments), financial income fell, mostly due to the decline in interest rates in Brazil. Interest expenses on loans and financing totaled R$283 million in 4Q17, 8% up on 3Q17 and 29% higher than in 4Q16, mainly as a result of higher gross debt and the increase in the Libor rate, which pushed up the appropriation of interest on debt pegged to this indexing unit (more details on page 13). Foreign-exchange loss on debt came to R$475 million in 4Q17, due to the 4.4% depreciation of the real against the dollar (4Q17: R$3.3080 | 3Q17: R$3.1680). In 3Q17, this impact was positive by R$464 million, due to the 4.2% appreciation of the real against the dollar (3Q17: R$3.1680 | 2Q17: R$3.3082). On December 31, 2017, the mark-to-market of derivative financial instruments was positive by R$134 million (a positive R$90 million from operational hedging, a negative R$119 million from debt hedging and a positive R$163 million from embedded derivatives), versus a positive R$329 million on September 30, 2017, giving a negative variation of R$195 million. This negative variation was mainly caused by the depreciation of the real against the dollar compared to the third quarter (4Q17: R$3.3080 | 3Q17: R$3.1680). Cash receipts from transactions that matured in the period totaled R$67 million (a positive R$83 million from operational hedges and a negative R$16 million from debt hedges). The following table shows Fibria’s derivative hedge position at the close of December 2017: 9 Other Financial Income / Expenses(2) (39) (31) (15) (119) (60) 26% 160% 98% Net Financial Result (781) 456 (197) (783) 1,616 - 296% - Foreign Monetary and Exchange Variations - Debt (475) 464 (49) (233) 1,701 - 869% - Capitalized interest(2) 3 31 38 139 109 -90% -92% 28% Interest - loans and financing (local currency) (156) (152) (141) (651) (399) 3% 11% 63% Hedging(1) (128) 258 18 238 701 - - -66% 4Q17 vs4Q17 vs2017 vs Financial Income (including hedge result) (55) 341 91 580 900 - - -36%

4Q17 Results Swaps Maturity Receive US Dollar Libor (1) Brazilian Real CDI (2) Brazilian Real TJLP (3) Brazilian Fixed (4) Brazilian Real IPCA (5) May/19 Aug/20 - Jul/19 Sep/23 $ R$ R$ R$ 41 341 - 106 $ R$ R$ R$ R$ 510 344 8 131 844 R$ R$ R$ R$ 134 580 - 101 R$ 1,598 R$ R$ R$ R$ 576 8 123 926 R$ 1,028 R$ 1,123 Pay US Dollar Fixed (1) US Dollar Fixed (2) US Dollar Fixed (3) US Dollar Fixed (4) Brazilian Real CDI (5) May/19 Aug/20 - Jul/19 Sep/23 $ $ $ $ 41 174 - 47 $ $ $ $ $ 510 175 5 58 844 R$ R$ R$ R$ (133) R$ (1,596) (727) R$ - R$ (144) R$ (698) (16) (171) (857) R$ 1,028 R$ (1,053) R$ US Dollar Options up to 12M $ 1,981 $ 2,341 R$ 90 R$ 265 Receive US Dollar Fixed Jan/35 $ 936 $ 780 R$ 163 R$ 171 Pay US Dollar CPI Jan/35 $ 936 $ 780 R$ - R$ - Zero-cost collar operations remained appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the Company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 12 months, covering 46% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The following table shows the instrument’s exposure up to the contract expiration date and the respective average strikes per quarter: Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 58 months in 4Q17) and therefore has a limited cash impact. 10 Settled in Settled in Settled in Settled in Settled in Total 4Q17 1Q18 2Q18 3Q18 4Q18 Maturity Notional (USD MM) 420 502 544 480 455 1,981 Strike put avg. 3.37 3.22 3.15 3.14 3.17 3.17 Strike call avg. 5.60 4.52 4.48 4.30 4.40 4.43 Cash impact on settlement (R$ million) 83 - - - - - Net (a+b+c+d)R$ 134 R$ 329 Embedded Derivatives Total (d)R$ 163 R$ 171 Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Options Total (c)R$90 R$ 265 Option Pay Total (b)R$ (2,057) R$ (3,338) Net (a+b)R$ (119) R$ (107) Receive Total (a)R$ 1,938 R$ 3,231 Notional (MM)Fair Value Dec/17Sep/17Dec/17Sep/17

4Q17 Results The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 5 of the 4Q17 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI. All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the B3 (Brasil, Bolsa, Balcão), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance executive area is responsible for the compliance and control of positions involving market risk and reports functionally directly and independently to the Chairman of the Board of Directors, ensuring implementation of the policy. Fibria’s Treasury department is responsible for executing and managing the financial operations. Net Result Fibria recorded net income of R$280 million in 4Q17, versus net income of R$743 million in 3Q17 and a loss of R$92 million in 4Q16. Annual net income totaled R$1,093 million, versus net income of R$1,664 million in 2016. The proposed minimum mandatory dividend to be distributed will be R$258 million - which will be decided at the Annual General Meeting, scheduled for April. Analyzing the result in terms of earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 23), the indicator in 4Q17 was 58% higher than in 3Q17, thanks to the increase in sales volume, the higher average net pulp price in dollars and the appreciation of the average dollar against the real. The 148% year-on-year increase was mainly due to the upturn in the average net pulp price in dollars and higher sales volume. The chart below shows the main factors impacting the 4Q17 net result, beginning with adjusted EBITDA in the same period: (1)Includes other foreign exchange and monetary variations, other financial income/expenses and other operating income/expenses. 11

4Q17 Results Indebtedness Sep/17 Dec/16 Gross Debt R$ million 19,299 19,051 16,153 1% 19% Gross Debt in US$(1) R$ million 11,347 11,500 10,113 -1% 12% Cost of debt (foreign currency) (2) % p.a. 4.5% 4.2% 3.8% 0.3 p.p. 0.7 p.p. Short-term debt % 5% 8% 7% -4 p.p. -2 p.p. Cash and market securities in US$ R$ million 3,583 2,293 1,338 56% 168% Cash and cash Equivalents (3) 2% 48% R$ million 6,968 6,813 4,717 -0.8 -0.6 Net Debt/EBITDA (in US$) x 2.49 3.24 3.06 (1) Includes BRL to USD sw ap contracts. The original debt in dollars w as R$ 10,696 million (55% of the total debt) and debt in reais w as R$ 8,603 million (45% of the debt) (2 The costs are calculated considering the debt sw ap (3) Includes the f air value of derivative instruments (4) For covenant purposes This quarter, Fibria brought forward negotiations to balance out and extend the debt amortization schedule and exclude financial covenants. The Company issued US$600 million in the international bond market (Bond 2025) at a coupon of 4% p.a., due in seven years, and contracted export prepayment facilities amounting to US$700 million. These funds were partially allocated to settling export prepayment facilities totaling US$1.487 billion, which had financial covenants. On December 31, 2017, gross debt stood at R$19,299 million, R$248 million, or 1%, up on the close of 3Q17. The chart below shows the changes in gross debt during the quarter: The financial leverage ratio, measured by the net debt / EBITDA ratio, fell to 2.41x in dollars and 2.49x in reais on December 31, 2017 (versus 3.28x in US$ and 3.24x in R$ in 3Q17). The total average cost(1) of Fibria’s dollar debt was 3.4% p.a. (Sept/17: 3.5% p.a. | Dec/16: 3.6% p.a.) comprising the average cost of local currency bank debt of 8.2% p.a. (Sept/17: 8.3% p.a. | Dec/16: 10.5% p.a.), which fell due to the decline in the future DI interest rate curve, and the cost in dollars of 4.5% p.a. (Sept/17: 4.2% p.a. | Dec/16: 3.8% p.a.). The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps): 12 Net Debt/EBITDA (in US$)(4) x 2.41 3.28 3.30 -0.9 -0.9 Net Debt R$ million 12,331 12,238 11,435 1% 8% Fair value of derivative instruments R$ million 134 329 18 -59% 644% Cash and market securities in R$ R$ million 3,251 4,191 3,361 -22% -3% Cost of debt (local currency) (2)% p.a. 8.2% 8.3% 10.5% -0.1 p.p. -2.3 p.p. Average maturity months 60 54 51 6 9 Gross Debt in R$ R$ million 7,952 7,551 6,040 5% 32% Unit Dec/17 Sep/17 Dec/16 Dec/17 vs Dec/17 vs

4Q17 Results (1)Total average cost, considering debt in reais adjusted by the market swap curve. (2)Considers the debt with swap in foreign currency The average maturity of the total debt was 60 months in December 31, 2017 versus 54 months in Sept/17 and 51 months in Dec/16. The graph below shows the amortization schedule of Fibria’s total debt: Amortization Schedule (R$ million) 7,834 Revolver Cash on hand1 2,060 Liquidity 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 (1) Not including the mark-to-market of hedging instruments. Cash and cash equivalents closed December 31, 2017 at R$6,968 million, including the mark-to-market of hedging instruments totaling a positive R$134 million. Excluding this impact, 48% of cash was invested in local currency, in government bonds and fixed-income securities, and the remainder in short-term investments abroad. The Company has one unused revolving credit facility in national currency totaling R$1 billion, available until 2021, at the CDI plus 2.5% p.a. when utilized (0.40% p.a. when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. As a result of the current cash position of R$6,968 million and this line totaling R$1 billion, Fibria has an immediate liquidity position of R$7,968 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed December 31, 2017 at 8.7x. The graph below shows the evolution of Fibria’s net debt and leverage since December 2016: 13 1,000 2,122 2,304 2,123 2,413 2,450 2,325 6,834 1,803 58 2,267 1,692 1,571 1,560 965 994 1,952 2,129 2,104 239 1,157 1,169 698 500 501

4Q17 Results Capital Expenditure 3Q17 4Q16 2016 Forest Expansion - H2 Project Subtotal Expansion 62 348 60 772 56 1,131 238 2,538 137 4,027 3% -55% 12% -69% 73% -37% Forestry Renewal 436 411 408 1,529 1,494 6% 7% 2% Maintenance 106 79 132 370 371 33% -20% 0% Subtotal Maintenance 580 515 613 2,055 2,024 13% -5% 2% Pulp logistics 20 14 2 54 122 37% 881% -55% Capex totaled R$964 million in 4Q17, 26% and 45% lower than 3Q17 and 4Q16, respectively, chiefly due to the flattening of the investment curve related to the Horizonte 2 Project after its start-up in August 2017. In 2017, capex came to R$4,670 million, 24% less than in 2016, as a result of the lower capex related to the Horizonte 2 Project and a decline in investments in logistic pulp projects. Management has approved a 2017 capital budget of R$3.7 billion, R$444 million of which will be allocated to new Horizonte 2 pulp production line. 14 Others 2 2 3 5 9 - -54% -48% Total Capex 964 1,303 1,748 4,670 6,182 -26% -45% -24% Land purchase 15 - - 18 - - - - IT 10 3 12 Modernization 12 10 49 16 19 92 110 245% -14% -17% 17% -76% -16% Maintenance, IT, Modernization 128 92 193 478 500 38% -34% -4% Safety/Environment 16 11 12 48 31 43% 32% 56% (R$ million) 4Q17 3Q17 4Q16 2017 2016 4Q17 vs 4Q17 vs 2017 vs Industrial Expansion - H2 Project 286 712 1,075 2,300 3,890 -60% -73% -41%

4Q17 Results Horizonte 2 The learning curve until December 31 was steeper than expected, with an output of 435 thousand tons in 4Q17 and 559 thousand tons in 2017, 17% higher than the expected. The sale of surplus energy from the new production line came to 80 MW in 4Q17. US$339 million in capex to be disbursed and US$ 215 million in funds to be withdrawn. In pulp logistics, it is worth noting the beginning of operations of the rail transportation mode and the Aparecida do Taboado Terminal in October, as well as the completion of construction works at the T-32 Terminal, which is going through the process to obtain its customs warehouse license in order to begin operations. Free Cash Flow (-) Total Capex (964) (1,307) (1,748) (4,673) (6,182) -24% (-) Interest (paid)/received (255) (209) (190) (771) (440) 75% (+/-) Working Capital (338) 32 360 (50) 754 - Dividends Pulp logistics - 20 - 14 2 2 395 54 306 122 29% -55% Free cash flow was positive by R$791 million in 4Q17 (excluding the capex effect of the H2 Project, pulp logistics and dividends), versus a positive R$549 million in 3Q17 and a positive R$342 million in 4Q16. The quarter-on-quarter and year-on-year increases were due to the upturn in adjusted EBITDA, partially offset by the negative variation in working capital. Considering free cash flow before Horizonte 2 Project capex, dividend payments and pulp logistics, the LTM free cash flow yield stood at 7.7% in R$ and 7.9% in US$. ROE and ROIC In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under IFRS (CPC 29 | IAS 41). 3Q17 4Q16 IAS 41 adjustments R$ million 167 65 (123) 156% -236% Shareholders' Equity (adjusted) - average(1) R$ million 14,364 14,083 13,830 2% 4% Capex ex-H2 Project LTM(2) R$ million (1,989) (1,968) (1,918) 1% 4% Income Tax LTM R$ million (36) (43) (106) -16% -66% (1) Average of the last f our quarters. (2) Calculation excludes H2 expansion Project, modernization, pulp logistics project and the land purchase occurred in 4Q15. 15 ROE % 15.0% 7.5% 9.2% 7.5 p.p. 5.8 p.p. Adjusted Income LTM R$ million 2,156 1,059 1,277 104% 69% Net interest LTM R$ million (771) (706) (440) 9% 75% Adjusted EBITDA LTM R$ million 4,952 3,775 3,742 31% 32% Shareholders' Equity (adjusted) R$ million 14,817 14,681 13,695 1% 8% Return on Equity Unit 4Q17 3Q17 4Q16 4Q17 vs 4Q17 vs Shareholders' Equity R$ million 14,650 14,616 13,818 0% 6% Ajusted Free Cash Flow7915493422,0251,8917% (+/-) Others8(1)(1)11(25)-Free Cash Flow423(237)(793)(961)(2,564)-Project H2 Capex3487721,1302,5374,028-37% (-) Income tax(9)(9)(16)(36)(106)-66% (-) Dividends--(2)(395)(306)29% (R$ million)4Q173Q174Q1620172016 2017 vs 2016 Adjusted EBITDA1,9811,2568044,9523,74232%

4Q17 Results 3Q17 4Q16 Total Asset R$ million 39,072 38,199 34,440 2% 13% Property, plant and equipment in progress (1 R$ million (254) (832) (4,580) -69% -94% Adjustment CPC 29 R$ million 253 99 (186) 156% -236% Capex ex-H2 Project LTM (3) R$ million (1,989) (1,968) (1,918) 1% 4% Adjusted Income LTM R$ million 2,927 1,040 1,717 181% 70% (1) Includes allocation in Intangible Assets of the operate Macuco Terminal in Santos, not yet operational. (2) Average of the last f our quarters. (3) Calculation excludes H2 expansion Project, modernization, pulp logistics project and the land purchase occurred in 4Q15. Capital Market Equities The average daily traded volume of shares in 4Q17 was approximately 3.5 million shares, 6% higher than in 3Q17. Fibria’s daily financial volume averaged US$53.9 million, up by 39% on 3Q17, US$32.7 million of which on the BM&FBovespa and US$21.2 million on the NYSE. Total Free Float (B3 + NYSE) Votorantim S.A. 162,974,335 29.42 Dom estic (Brazil) 15.44% Treasury 751,022 0.14 Fore ign 84.56% Free Float 229,063,957 41.35 On December 31, 2017, the Company's capital stock was represented by 553,934,646 common shares. The number of shares outstanding was 229,063,957 (41.35%), traded on the São Paulo Stock Exchange (B3) and on the New York Stock Exchange 16 TOTAL553,934,646100.00 Board of Directors, Fiscal Council and Executive Officers62,6510.01 BNDESPar161,082,68129.08 Shareholders StructureCommon Shares% ROIC % 9.7% 3.7% 6.9% 6.0 p.p. 2.8 p.p. Income Tax LTM R$ million (36) (43) (106) -16% -66% Adjusted EBITDA LTM R$ million 4,952 3,775 3,742 31% 32% Adjusted Invested Capital (2) R$ million 30,111 27,925 24,946 8% 21% Invested Capital R$ million 33,694 32,834 25,389 3% 33% Liabilities (ex-debt) R$ million (5,124) (4,533) (4,471) 13% 15% Return on Invested Capital Unit 4Q17 3Q17 4Q16 4Q17 vs 4Q17 vs

4Q17 Results (NYSE), 85% of which held by foreign investors and 15% held by local investors. The Company has 751,022 treasury shares. Fibria’s market capitalization came to R$26.5 billion, on December 28, 2017. Fixed Income Unit Dec/17 Sep/17 Dec/16 Sep/17 Dec/16 Fibria 2024 - Price USD/k 107.4 107.6 100.5 0% 7% Fibria 2025 - Price USD/k 99.2 - - - - Fibria 2027 - Price USD/k 107.5 106.1 - 1% - Sustainability Fibria was included in the 2018 portfolio of the B3’s Corporate Sustainability Index (ISE), in which the Company has been present since its launch in 2005. ISE’s portfolio includes companies listed on the São Paulo Stock Exchange that have a high level of commitment to sustainability and corporate governance practices. The selection of companies is conducted in partnership with the Center for Sustainability Studies (GVCes) of the Getulio Vargas Foundation (FGV-EAESP). The evaluation is based on the balance between economic growth, social responsibility and environmental performance. This recognition reflects the Company’s commitment to creating economic value combined with responsible operations in the socio-environmental sphere. Subsequent Events On January 29, an advance payment of approximately R$900 million of debt was made with BNDES - Banco Nacional de Desenvolvimento with higher cost of debt and raised US$170 million in Export Prepayments, equivalent to about R$540 million (FX rate R$/US$: 3,20), representing a gross debt reduction of approximately R$400 million. On January 29, was approved by the Board of Directors and executed by the Company, the hiring of logistic operations services for the handling of pulp, with a take-or-pay condition, to be rendered by Embraport – Empresa Brasileira de Terminais Portuários S.A., which has adopted the brand DP World Santos in its private use terminal (TUP) located at the left bank of the Santos Estuary, São Paulo State, where it will be constructed a logistic port installation dedicated to the warehousing, handling and shipping of pulp. The Company will make an estimated investment of R$ 700 million, expecting R$ 215 million on 2018, R$ 375 million on 2019 and the remaining R$ 110 million on 2020. DP World Santos is wholly owned by global trade enabler DP World, one of the largest container port operators in the world and recognized in the industry for its efficiency. The port operation will start with the conclusion of the new warehouse and other harbor-logistic structures, expected to take place up to the end of 2020. It is assured to the Company and its subsidiaries the port services by the DP World Santos up to 2039, which could be extended up to 2042, subject that the port authorization renew is obtained by DP World Santos. 17 Treasury 10 y % 2.4 2.3 2.4 0.1 p.p. -0.0 p.p. Fibria 2027 - Yield % 4.5 4.7 - -0.2 p.p. - Fibria 2025 - Yield % 4.1 - - - - Dec/17 vs Dec/17 vs Fibria 2024 - Yield % 3.9 3.9 5.2 -0.0 p.p. -1.2 p.p.

4Q17 Results

(NYSE), 85% of which held by foreign investors and 15% held by local investors. The Company has 751,022 treasury shares. Fibria's market capitalization came to R$26.5 billion, on December 28, 2017.

Fixed Income

| | Unit | Dec/17 | Sep/17 | Dec/16 | Dec/17 vs Sep/17 | Dec/17 vs Dec/16 |
|---|---|---|---|---|---|---|
| Fibria 2024 - Yield | % | 3.9 | 3.9 | 5.2 | -0.0 p.p. | -1.2 p.p. |
| Fibria 2024 - Price | USD/k | 107.4 | 107.6 | 100.5 | 0% | 7% |
| Fibria 2025 - Yield | % | 4.1 | - | - | - | - |
| Fibria 2025 - Price | USD/k | 99.2 | - | - | - | - |
| Fibria 2027 - Yield | % | 4.5 | 4.7 | - | -0.2 p.p. | - |
| Fibria 2027 - Price | USD/k | 107.5 | 106.1 | - | 1% | - |
| Treasury 10 y | % | 2.4 | 2.3 | 2.4 | 0.1 p.p. | -0.0 p.p. |

## Sustainability

Fibria was included in the 2018 portfolio of the B3's Corporate Sustainability Index (ISE), in which the Company has been present since its launch in 2005. ISE's portfolio includes companies listed on the São Paulo Stock Exchange that have a high level of commitment to sustainability and corporate governance practices. The selection of companies is conducted in partnership with the Center for Sustainability Studies (GVCes) of the Getulio Vargas Foundation (FGV-EAESP). The evaluation is based on the balance between economic growth, social responsibility and environmental performance.
This recognition reflects the Company's commitment to creating economic value combined with responsible operations in the socio-environmental sphere.

## Subsequent Events

On January 29, an advance payment of approximately R$900 million of debt was made with BNDES - Banco Nacional de Desenvolvimento with higher cost of debt and raised US$170 million in Export Prepayments, equivalent to about R$540 million (FX rate R$/US$: 3,20), representing a gross debt reduction of approximately R$400 million.

On January 29, was approved by the Board of Directors and executed by the Company, the hiring of logistic operations services for the handling of pulp, with a take-or-pay condition, to be rendered by Embraport – Empresa Brasileira de Terminais Portuários S.A., which has adopted the brand DP World Santos in its private use terminal (TUP) located at the left bank of the Santos Estuary, São Paulo State, where it will be constructed a logistic port installation dedicated to the warehousing, handling and shipping of pulp. The Company will make an estimated investment of R$ 700 million, expecting R$ 215 million on 2018, R$ 375 million on 2019 and the remaining R$ 110 million on 2020. DP World Santos is wholly owned by global trade enabler DP World, one of the largest container port operators in the world and recognized in the industry for its efficiency.

The port operation will start with the conclusion of the new warehouse and other harbor-logistic structures, expected to take place up to the end of 2020. It is assured to the Company and its subsidiaries the port services by the DP World Santos up to 2039, which could be extended up to 2042, subject that the port authorization renew is obtained by DP World Santos.

17

4Q17 Results Appendix II – Income Statement Net Revenue 4,047 100% 2,844 100% 2,534 100% 42% 60% Foreign Sales 3,700 91% 2,552 90% 2,308 91% 45% 60% Cost related to production (2,167) -54% (1,688) -59% (1,826) -72% 28% 19% General and administrative (87) -2% (72) -3% (74) -3% 20% 17% Equity 0 0% (0) 0% 0 0% - - Current Income taxes expenses (265) -7% (4) 0% (17) -1% - - Net Income (Loss) attributable to controlling equity interest 278 7% 742 26% (92) -4% -63% - Depreciation, amortization and depletion 687 17% 538 19% 581 23% 28% 18% Fair Value of Biological Assets 103 3% - 0% 104 4% - - Accruals for losses on ICMS credits 38 1% 31 1% 22 1% 19% 72% (*) Calculation excludes pulp sales from agreement hith Klabin Net Revenue 11,739 100% 9,615 100% 22% Foreign Sales 10,621 90% 8,620 90% 23% Cost related to production (7,168) -61% (6,186) -64% 16% Selling and marketing (547) -5% (481) -5% 14% Financial Result (783) -7% 1,616 17% - Other operating (expenses) income (340) -3% (321) -3% 6% Current Income taxes expenses (316) -3% (53) -1% 493% Net Income (Loss) attributable to controlling equity interest 1,085 9% 1,655 17% -34% Depreciation, amortization and depletion 2,205 19% 1,983 21% 11% Fair Value of Biological Assets 326 3% 212 2% 54% Accruals for losses on ICMS credits 114 1% 97 1% 19% (*) Calculation excludes pulp sales from agreement hith Klabin 19 EBIT DA margin pro-forma 4,952 49% 3,742 43% 32% Tax Incentive (5) 0% (10) 0% -54% EBIT DA adjusted 4,952 42% 3,742 39% 32% Property, Plant and Equipment disposal (7) 0% 32 0% - EBIT DA 4,523 39% 3,411 35% 33% Equity (0) 0% 1 0% - Net Income (Loss) attributable to non-controlling equity interest 8 0% 9 0% -8% Deffered Income taxes expenses (126) -1% (1,327) -14% -90% Net Income (Loss) 1,093 9% 1,664 17% -34% LAIR 1,535 13% 3,044 32% -50% Equity 0 0% (1) 0% 0% General and administrative (286) -2% (276) -3% 4% Freight (1,081) -9% (922) -10% 17% Operating Profit 3,491 30% 2,506 26% 39% Cost of sales (8,248) -70% (7,108) -74% 16% Domestic Sales 1,118 10% 995 10% 12% Income Statement - Consolidated (R$ million) 2017 2016 2017 vs 2016 R$ AV% R$ AV% (%) EBIT DA margin pro-forma 1,981 57% 1,256 49% 804 36% 58% 146% Tax Credits/Reversal of provision for contingencies(0) 0% (2) 0% 2 0% - - EBIT DA adjusted (*) 1,981 49% 1,256 44% 804 32% 58% 146% Fixed Assets disposals 34 1% 7 0% 9 0% 371% 265% EBIT DA 1,808 45% 1,219 43% 667 26% 48% 171% Equity (0) 0% 0 0% (0) 0% - - Net Income (Loss) attributable to non-controlling equity interest 2 0% 1 0% 1 0% - - Deffered Income taxes expenses 205 5% (391) -14% 36 1% - 464% Net Income (Loss) 280 7% 743 26% (92) -4% -62% - Other operating (expenses) income (118) -3% (34) -1% (145) -6% 251% -19% Operating Income 340 8% 1,137 40% (111) -4% -70% - Financial Result (781) -19% 456 16% (197) -8% - 296% Freight (370) -9% (242) -11% (265) -10% 52% 39% Operating Profit 1,510 37% 913 32% 442 17% 65% 242% Selling and marketing (185) -5% (125) -4% (136) -5% 48% 37% Cost of sales (2,537) -63% (1,931) -68% (2,092) -83% 31% 21% Domestic Sales 347 9% 291 10% 226 9% 19% 53% INCOM E ST AT EMENT - CONSOLIDAT ED (R$ million) 4Q17 3Q17 4Q16 4Q17 vs 3Q17 4Q17 vs 4Q16 R$ AV% R$ AV% R$ AV% (%) (%)

4Q17 Results Appendix III – Balance Sheet Cash and cash equivalents 4,052 2,845 2,660 Short-term debt 1,693 1,572 1,138 Derivative instruments 124 260 257 Trade Accounts Payable 3,110 2,860 1,867 Inventories 2,080 2,060 1,638 Tax Liability 246 157 86 Others 188 184 150 Others 125 125 122 NON CURRENT 4,063 4,337 4,759 NON CURRENT 18,254 18,545 16,600 Derivative instruments 324 304 242 Accrued liabilities for legal proceedings 166 210 190 Recoverable taxes 1,868 1,929 1,718 Derivative instruments 163 100 235 Assets avaiable for sale - - 598 Others 319 323 274 Property, plant & equipment , net 15,102 14,954 13,107 Issued Share Capital 9,729 9,729 9,729 Intangible assets 4,592 4,580 4,576 Statutory Reserve 2,476 2,421 2,421 Treasury stock (23) (26) (10) T OT AL SHAREHOLDERS' EQUITY 14,650 14,616 13,818 20 TOT AL ASSETS 38,693 38,199 34,440 T OT AL LIABILIT IES 38,693 38,199 34,440 Equity attributable to non-controlling interests 73 73 67 Equity valuation adjustment 2,382 2,405 1,600 Biological assets 4,253 4,315 4,352 Capital Reserve 13 13 11 Investments 153 146 130 Equity attributable to shareholders of the Company 14,577 14,543 13,751 Others 311 304 319 Fostered advance 645 648 664 Assets avaiable for sale - - 477 Deferred income taxes 753 987 1,211 Deferred income taxes , net - 434 409 Marketable securities 162 165 6 Long-term debt 17,606 17,479 15,014 Recoverable taxes 273 250 144 Dividends and Interest attributable to capital payable 262 2 397 Trade accounts receivable, net 1,193 794 635 Payroll and related charges 202 187 168 Securities 2,619 3,474 2,033 Derivative Instruments 152 135 246 BALANCE SHEET (R$ million) ASSETS Dec/17 Sep/17 Dec/16 LIABILIT IES Dec/17 Sep/17 Dec/16 CURRENT 10,530 9,867 7,517 CURRENT 5,790 5,039 4,023

4Q17 Results Appendix IV – Cash Flow Adjusted by 407 (377) 91 277 (1,385) (+) Foreign exchange losses, net (0) 0 (0) (0) 1 (+) Equity in losses of jointly-venture 15 7 9 (26) 31 (+) (Gain)/loss on disposal of property, plant and equipment 280 232 182 967 609 (+) Interest expense 47 9 10 71 16 (+) Provisions and other Decrease (increase) in assets Inventories 48 (107) 94 (108) (47) Other assets/advances to suppliers (78) (38) 15 (123) (54) Trade payable 197 442 508 1,195 1,214 Payroll, profit sharing and related charges 15 45 12 34 (3) Cash provided by operating activities Interest paid (301) (303) (247) (1,046) (606) Acquisition of property, plant and equipment and intangible assets and forests (949) (1,299) (1,707) (4,636) (6,088) Marketable securities, net 866 (631) 414 (745) (539) Derivative transactions settled 67 (20) (5) 122 (145) Capital Increase - - - - (3) Others - - - - - Borrowings 4,786 1,073 2,516 8,499 7,742 Dividendos pagos (0) (0) (2) (395) (306) Other 4 2 (0) 10 (4) Effect of exchange rate changes on cash and cash equivalents 82 (111) (26) (15) (155) Cash and cash equivalents at beginning of year 2,845 3,096 1,134 2,660 1,078 21 Cash and cash equivalents at end of year4,0522,8452,6604,0522,660 Net increase (decrease) in cash and cash equivalents1,207(251)1,5261,3921,582 NET CASH USED IN FINANCING ACTIVIT IES(235)7561,9432,3874,685 Repurchase of shares---(17) Repayments - principal amount(5,024)(320)(571)(5,710)(2,747) NET CASH USED IN INVESTING ACTIVIT IES(28)(1,967)(1,348)(5,086)(6,871) Cash flows from financing activities Proceeds from sale of investment - Losango Project---202-Acquisition of interest in subsidary-(19)(13)(19)(13) Proceeds from sale of property, plant and equipment31042713 Advances for acquisition of timber from forestry partnership program(15)(7)(41)(36)(94) Income taxes paid(9)(9)(16)(36)(106) NET CASH PROVIDED BY OPERATING ACTIVIT IES1,3871,0709584,1063,924 Cash flows from investing activities Interest received469457275166 Other payable(0)4545029 Taxes payable(167)(12)(62)(200)(428) Increase (decrease) in liabilities Recoverable taxes6(144)(46)(386)40 Trade accounts receivable(358)(199)(166)(513)2 (+) Program Stock Options1113(4) (+) Impairment of recoverable ICMS38312211497 (+) Interest and gain and losses in marketable securities(55)(64)(67)(273)(186) (+) Fair value of biological assets103-104326212 (+) Change in fair value of derivative financial instruments128(258)(18)(238)(701) (+) Depreciation, depletion and amortization6875385812,2051,983 INCOME (LOSS) BEFORE TAXES ON INCOME3401,137(111)1,5353,044 UNAUDIT ED CONSOLIDAT ED ST AT EMENT OF CASH FLOW (R$ million) 3Q172Q173Q1620172016

4Q17 Results Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) (+/-) Financial results, net 781 (456) 197 (+) Depreciation, amortization and depletion 687 538 581 (+) Equity (0) 0 (0) (+/-) Loss (gain) on disposal of property, plant and equipment 34 7 9 (-) Tax credits/reversal of provision for contingencies (0) (2) 2 EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented. 22 EBITDA Adjusted 1,981 1,256 804 (+) Accrual for losses on ICMS credits 38 31 22 (-) Fair Value of Biological Assets 103 - 104 EBITDA 1,808 1,219 667 (+) Taxes on income 60 394 (19) Adjusted EBITDA (R$ million) 4Q17 3Q17 4Q16 Income (loss) of the period 280 743 (92)

4Q17 Results

## Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)

| Adjusted EBITDA (R$ million) | 4Q17 | 3Q17 | 4Q16 |
|---|---|---|---|
| Income (loss) of the period | 280 | 743 | (92) |
| (+/-) Financial results, net | 781 | (456) | 197 |
| (+) Taxes on income | 60 | 394 | (19) |
| (+) Depreciation, amortization and depletion | 687 | 538 | 581 |
| EBITDA | 1,808 | 1,219 | 667 |
| (+) Equity | (0) | 0 | (0) |
| (-) Fair Value of Biological Assets | 103 | - | 104 |
| (+/-) Loss (gain) on disposal of property, plant and equipment | 34 | 7 | 9 |
| (+) Accrual for losses on ICMS credits | 38 | 31 | 22 |
| (-) Tax credits/reversal of provision for contingencies | (0) | (2) | 2 |
| **EBITDA Adjusted** | **1,981** | **1,256** | **804** |

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company's operating income and cash flows or an indicator of liquidity for the periods presented.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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